1Q	2Q	3Q	4Q	Total FY2016
Affiliated Broker(s)	Total Commissions
% of Total Commissions

Transamerica Capital Growth (MS)
$55.01  $ -   $ 347.88  $ -   $  402.89
BIDS and Morgan Stanley & Co Inc.    $100,983
0.40%

Transamerica Enhanced Muni (Belle Haven*)
 $-   	$-     $-      $-      $-
 	$-

Transamerica High Yield Muni (Belle Haven*)
 $-     $-     $-      $ -     $-
 	$-


*BelleHaven charges no commissions. All trades were done on an agency basis. There is a $10 ticket charge per trade.